$\mathcal{SO}$ 3/10/04

VF 3-4-04

ED STATES
XCHANGE COMMISSION
washington, D.C. 20549

04003513

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 48509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustFirst, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 South Gay Street, Suite 1230

(No. and Street)

Knoxville, TN 37902

(City)　　　　　　　　　　　(State)　　　　　　　　　(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don Taylor　　　　　　　　　　　　800 685-8628

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McKerley & Noonan, P.C.

(Name – if individual, state last, first, middle name)

104 Woodmont Blvd., Suite 410, Nashville, TN 37205

(Address)　　　　　　(City)　　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 22 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Don Taylor_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____TrustFirst, Inc._____, as of_____December 31_____, 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   Signature

                                                                                                    Pres.
                                                                                                    Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
N/A ☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRUSTFIRST, INC.

Financial Statements and Schedules
December 31, 2003

Contents

Independent Auditors' Report

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of TrustFirst, Inc. as of December 31, 2003 and the related statements of income and changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company adopted a defined benefit retirement plan effective January 1, 2002. An actuarial valuation report was not available as of the financial statement issue date. As a result, we were unable to satisfy ourselves about the amount of the pension liability at December 31, 2003, or pension expense, which is included in net income for the period then ended; nor were we able to satisfy ourselves as to the adequacy of the disclosures of the plan included in Note 7 to the financial statements.

In our opinion, except for the effects of such adjustments and related disclosures, if any, as might have been determined to be necessary had we been able to examine evidence regarding the actuarial valuation of the Company's defined benefit plan, the financial statements referred to above present fairly, in all material respects, the financial position of TrustFirst, Inc. as of December 31, 2003, and the result of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 19, 2004

- 1 -

TRUSTFIRST, INC.

Statement of Financial Condition
December 31, 2003

Assets

Current Assets	2003
Cash and Cash Equivalents	$ 140,372
Certificate of Deposit	62,886
Commissions Receivable	78,220
Prepaid Insurance	4,693
Other Receivables	3,040
Total Current Assets	289,211
Property, Plant and Equipment	
Furniture & Equipment	93,817
Accumulated Depreciation	(86,049)
Net Property, Plant & Equipment	7,768
Other Assets	
Other Receivable – Stockholders	49,838
Investments – At Market	2,835
Intangible – Customer List	152,559
Total Other Assets	205,232
Total Assets	$ 502,211

Liabilities & Stockholders' Equity

Current Liabilities	
Accounts Payable and Accrued Wages	$ 81,958
Pension Plan Payable	10,000
State Tax Payable	1,165
Notes Payable - Current	1,519
Total Current Liabilities	94,642
Notes Payable – Long Term	$ 3,481
Stockholders' Equity	
Capital Stock (no par value, 200,000 shares authorized, 100,000 shares issued and outstanding)	354,300
Paid in Capital	109,000
Retained Earnings (Deficit)	(59,212)
Total Stockholder's Equity	404,088
Total Liabilities & Stockholders' Equity	$ 502,211

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Income
For the Year Ended December 31, 2003

Income	2003
Commission Income	$1,303,035
Expenses	
Rent	18,420
Office	21,179
Dues and Subscriptions	7,021
Insurance	44,279
Postage	8,044
Telephone	12,454
Payroll & Related Expenses	806,242
Contract Labor and Commissions	89,894
Pension Expense	48,080
Clearing Expense	49,187
Depreciation and Amortization	38,108
Travel	601
Interest Expense	409
Advertising	1,999
Bank Charges	1,467
Contributions	1,575
Registration Fees	9,283
Taxes & Licenses	7,555
Brokerage Services Expense	38,728
Meals and Entertainment	4,452
Miscellaneous	5,877
Repairs	2,570
Professional Fees and Development	11,243
Unrealized Loss on Investments	165
Total Expenses	1,228,832
Net Income (Loss) Before Income Taxes	74,203
Income Tax (Expense) Benefit	(54,149)
Net Income (Loss)	$ 20,054

See Notes to the Financial Statements

- 3 -

TRUSTFIRST, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Paid - in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2002	$ 354,300	$ 109,000	$ (79,266)	$384,034
Net Income	-	-	20,054	20,054
Balances at December 31, 2003	$ 354,300	$ 109,000	$ (59,212)	$404,088

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Cash Flows
For the Year Ended December 31, 2003

	2003
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$ 20,054
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation and Amortization	38,108
Unrealized Loss on Investments	165
(Increase) Decrease in Commissions Receivable	(58,624)
(Increase) Decrease in Prepaid Insurance	(1,093)
(Increase) Decrease in Deferred Tax Asset	54,149
(Increase) Decrease in Other Receivables	(47,543)
Increase (Decrease) in Accounts Payable	22,353
Increase (Decrease) in Accrued Liabilities	(8,310)
Total Adjustments	(795)
Net Cash Provided (Used) in Operating Activities	19,259
Cash Flows from Investing Activities	
Purchase of Furniture and Fixtures	(7,659)
Net Change in Certificates of Deposit	(811)
Net Cash Provided (Used) by Investing Activities	(8,470)
Cash Flows From Financing Activities	
Proceeds from Notes Payable	5,000
Net Cash Provided (Used) by Financing Activities	5,000
Net Increase (Decrease) in Cash and Equivalents	15,789
Cash and Equivalents at Beginning of Year	124,583
Cash and Equivalents at End of Year	$ 140,372

See Notes to the Financial Statements

TRUSTFIRST, INC.

Notes to the Financial Statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

TrustFirst, Inc. (the Company) located in Knoxville, Tennessee, is a broker dealer offering securities in stocks, bonds and options to the general public. The Company does not hold funds or securities for, or owe money or securities to, customers. All security transactions are handled through a clearing agent who deals directly with the Company's customers. The Company was formed in 1995. On December 21, 2001, the Company acquired 100 percent of the outstanding common shares of Culver Financial Management, Inc. (Culver). Culver was dissolved as of that date, with all operations now reflected under TrustFirst, Inc. The following is a summary of the significant accounting policies followed by the Company.

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consisted of demand deposit accounts with banks, and money market investment accounts with Bear Stearns Securities Corporation and Pershing Securities.

Revenue Recognition
The Company earns commissions from trades based on negotiated rates with Bear Stearns Securities Corporation and Pershing Securities. Commissions are recognized on the trade date. The Company also earned a 5% commission on monies raised for a private placement for a local Knoxville, Tennessee company. Total commissions earned from this private placement represented approximately 61% of the Company's total income. At year-end, actual subsequent collections, which have trade dates prior to year-end, are recorded as commissions receivable. As a result, management believes that all commissions receivable are fully collectible and therefore, no allowance for bad debts has been recognized.

Property and Equipment
Fixed assets are valued at cost and are depreciated over their estimated useful lives using various accelerated methods.

TRUSTFIRST, INC.

Notes to Financial Statements (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments
Investments include 300 warrants of NASDAQ and have been classified according to management's intent as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

Income Taxes
Deferred tax assets and liabilities have been recorded for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Other Receivable – Stockholders
Other receivable – stockholders includes a $45,000 note receivable from a stockholder which carries an interest rate equal to the prime rate and matures December 31, 2010.

NOTE 2 – INTANGIBLE ASSET – CUSTOMER LIST

On December 21, 2001, TrustFirst acquired 100 percent of the outstanding common shares of Culver Financial Management, Inc. (Culver). Culver provided certain brokerage services to investors as well as underwriting industrial development bonds, municipal bonds and limited partnerships throughout East Tennessee. Culver was effectively dissolved as of December 21, 2001. The results of Culver's operations are now included in the operations of TrustFirst, Inc.

The aggregate purchase price was $350,000 consisting of common stock in TrustFirst, Inc. The value of the 34,640 shares issued was determined based on independent valuations of both Companies immediately prior to acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	At December 21, 2001
Current Assets	$ 212,085
Fixed Assets	6,445
Other Assets	3,300
Intangible Assets	213,583
Total Assets Acquired	435,413
Current Liabilities	(2,913)
Long-Term Liabilities	(82,500)
Net Assets Acquired	$ 350,000

TRUSTFIRST, INC.

Notes to Financial Statements (continued)

NOTE 2 – INTANGIBLE ASSET – CUSTOMER LIST (cont.)

Of the $213,583 of acquired intangible assets, 100% was assigned to customer lists and related customer relationships and is being amortized over a 7-year weighted-average useful life as follows:

Customer List	$ 213,583
Accumulated Amortization	(61,024)
	$ 152,559

NOTE 3 – OPERATING LEASES

The Company leases office space that is used in the business at $1,500 a month on a month to month basis. Subsequent to year-end, the company entered into a lease for new office space. The lease begins May 1, 2004 and runs for 63 months. Minimum lease payments are as follows:

2004	$ 34,909
2005	35,916
2006	45,986
2007	51,693
2008	58,070

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that the Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $100,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $120,000 as of December 31, 2003. At December 31, 2003, the Company had excess net capital of $84,597.

NOTE 5 – NOTES PAYABLE

The Company financed the purchase of a copy machine for $5,000. The note has a fixed interest rate of 4.75% and calls for 36 monthly payments of principal and interest of $152.44. Future principal payments are as follows:

2004	$ 1,519
2005	1,699
2006	1,782
	$ 5,000

NOTE 6 – INCOME TAXES

The temporary differences between recognition of income on the financial statements and tax returns relate to net operating loss, charitable contribution and capital loss carryovers. The components of the provision for income taxes are as follows for the period ended December 31, 2003.

	2003
Current:	
Federal	$ -
State	-
	$ -
Deferred:	
Federal	$ 45,458
State	8,691
	$ 54,149

The net deferred tax asset at December 31, 2003 consists of the following components:

	2003
Deferred Tax Asset – Current	$ 4,154
Valuation Allowance	(4,154)
Net Deferred Tax Asset – Current	$ -

Differences in income taxes at the statutory rate and the Company's actual provision relates to changes in the assumed tax rates and nondeductible expenses.

The Company has a net operating loss carry forward of $6,150 at December 31, 2003 for Federal tax purposes and $24,222 for State tax purposes, which expire through the year 2023. A valuation allowance has been recorded to offset the deferred tax asset due to the uncertainty of recognition of future taxable income.

NOTE 7 – DEFINED BENEFIT PLAN

Prior to acquisition, Culver Financial Management, Inc. adopted a defined benefit pension plan with an effective date of January 1, 2001. The Company has contributed $48,080 to the plan during 2003 including an accrued pension liability of $10,000 as of December 31, 2003. As of the issuance date of these financial statements, an actuarial valuation had not been completed.

Independent Auditor's Report on Accompanying Information

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

Our report on our audit of the consolidated financial statements of TrustFirst, Inc. for the period ended December 31, 2003, appears on page 1. That audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The following information on pages 12–14 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken a whole.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 19, 2004

- 10 -

TRUSTFIRST, INC.

December 31, 2003

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The provisions of the aforementioned rule are not applicable to TrustFirst, Inc., because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are to be handled through a clearing agent who deals directly with the Company's customers. TrustFirst, Inc. is therefore exempt under the provisions of Rule 15c3-3 (k)(2)(ii).

TRUSTFIRST, INC.

Computation of Net Capital Under Rule 15c3-1
December 31, 2003

	Per Audited Financial Statements	Per Amended Focus Report	Differences
Ownership Equity	$ 404,088	$ 404,088	-
Less: Non Allowable Assets	(218,647)	(218,647)	-
Less: Other Deductions	-	-	-
Net Capital Before Haircuts	185,441	185,441	-
Haircuts on Securities	(844)	(844)	-
Undue Concentrations	-	-	-
Net Capital	$ 184,597	$ 184,597	-

TRUSTFIRST, INC.

December 31, 2003

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Liabilities	$ 98,123
Total Aggregate Indebtedness	98,123
Ratio of Aggregate Indebtedness to Net Capital	54%

Computation of Excess Net Capital

Net Capital	$ 184,597
Required net capital	100,000
Net capital in excess of required amount	$ 84,597

**Supplemental Report of Independent Public Accountants on
Internal Control Structure**

To the Board of Directors and Shareholders
of TrustFirst, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of TrustFirst, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

- 14 -

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange commission and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

McKerley & Noonan, P.C.
Certified Public Accountants
February 19, 2004